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SECUR 04016429 MMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING
MAR 0 8 2004

SEC FILE NUMBER
8-52806

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2003** (MM/DD/YY) AND ENDING **December 31, 2003** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Bradesco Securities, Inc**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

450 Park Avenue, 32nd Floor
(No. and Street)

New York	**New York**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paulo Faustino da Costa 212-688-8258
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – if individual, state last, first, middle name)

757 Third Avenue	**New York**	**New York**	**10022**
(Address)	(City)	(State)	Zip Cope

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 01 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

- ☒ Facing Page.
- ☒ Affirmation.
- ☒ Independent Auditors' Report
- ☒ Statement of financial condition.
- ☒ Statement of Income.
- ☒ Statement of Accumulated Deficit.
- ☒ Statement of Cash Flows.
- ☒ Computation of Net Capital under Rule 15c3-1

AFFIRMATION

I Paulo Faustino da Costa, affirm that, to the best of my knowledge and believe the accompanying financial statement and supporting schedules pertaining to the firm of Bradesco Securities, Inc. as of December 31 2003, are true and correct. I further affirm that neither the company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Senior Managing Director & COO

Title

Notary Public

ESTHER MARQUEZ
Notary Public, State of New York
No. 01-MA6050844
Qualified in New York County
Commission Expires 11-13-06

KPMG

BRADESCO SECURITIES, INC.

(A Wholly Owned Subsidiary of Banco Bradesco S.A.)

Statement of Financial Condition

December 31, 2003

(With Independent Auditors' Report Thereon)

BRADESCO SECURITIES, INC.
(A Wholly Owned Subsidiary of Banco Bradesco S.A.)

Table of Contents

	Page
Independent Auditors' Report	1
Statement of Financial Condition as of December 31, 2003	2
Notes to Statements of Financial Condition	3-6

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Directors
Bradesco Securities, Inc.:

We have audited the accompanying statement of financial condition of Bradesco Securities, Inc. (the Company) a wholly owned subsidiary of Banco Bradesco S.A., as of December 31, 2003. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Bradesco Securities, Inc., a wholly owned subsidiary of Banco Bradesco S.A., as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 26, 2004

BRADESCO SECURITIES, INC.
(A Wholly Owned Subsidiary of Banco Bradesco S.A.)

Statement of Financial Condition

December 31, 2003

Assets

Cash and cash equivalents	$	606,706
Receivable from broker-dealers and clearing organizations		99,667
Due from affiliates		335,865
Securities owned, at market value		20,955,264
Furniture, equipment and leasehold improvements net of accumulated depreciation of $51,080		24,165
Other assets		11,234
Total assets	$	22,032,901

Liabilities and Stockholder's Equity

Accounts payable, accrued expenses, and other liabilities	$	94,448
Total liabilities		94,448
Stockholder's equity		
Common stock, $1 par value, 11,000 shares authorized, 11,000 shares issued and outstanding		11,000
Additional paid-in capital		21,989,000
Accumulated deficit		(61,547)
Total stockholder's equity		21,938,453
Total liabilities and stockholder's equity	$	22,032,901

See accompanying notes to financial statements.

BRADESCO SECURITIES, INC.
(A Wholly Owned Subsidiary of Banco Bradesco S.A.)

Notes to Statement of Financial Condition

December 31, 2003

(1) Organization

Bradesco Securities Inc. (the Company), a wholly owned subsidiary of Banco Bradesco S.A. (the Bank), is a broker-dealer registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and is a nonclearing member of the National Association of Security Dealers, Inc. The Company's business primarily consists of performing certain execution services for affiliated companies in transactions in the U.S. capital markets.

The accompanying financial statements have been prepared from the separate records maintained by the Company, and may not necessarily be indicative of the financial condition or the results of operations that would have existed if the Company had operated as an unaffiliated company (see note 3).

(2) Summary of Significant Accounting Policies

(a) *Clearing Arrangements*

Pursuant to agreements between the Company and its correspondent clearing broker, the Company clears all of its customer transactions through its correspondent clearing broker on a fully disclosed basis.

(b) *Securities and Securities Transactions*

Securities owned, representing US dollar denominated Euro Bonds, are valued at market value. Changes in appreciation (depreciation) arising from fluctuations in market value are categorized as net appreciation (depreciation) in fair value of investments in the statement of income.

Receivables from broker-dealers and clearing organizations include certain deposits and amounts receivable from clearing organizations relating to commissions, and are recorded on the statements of financial condition.

(c) *Income Taxes*

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized.

(3) Securities Owned

As of December 31, 2003, the Company has investment in Euro Bonds denominated in US dollars of $20,955,264 stated in market value, with maturities from April 2, 2004 to July 2, 2013.

(Continued)

(4) Premises and Equipment

The Company premises and equipment at December 31, 2003 are summarized as follows:

Furniture and fixtures	$	20,449
Equipment		33,953
Leasehold improvements		20,843
		75,245
Less – accumulated depreciation and amortization		(51,080)
	$	24,165

(5) Income Tax

The Company has deferred tax liability of $36,367 as of December 31, 2003, mainly due to the temporary difference related to the unrealized gain on securities available which is partially offset by the NOL carryforward.

The components of the net deferred tax liabilities at December 31, 2003 are summarized as below:

Deferred tax assets:		
Depreciation and amortization	$	5,632
NOL		319,753
		325,385
Deferred tax liabilities:		
Unrealized gain on securities held for investment		(361,752)
Net deferred tax liabilities	$	(36,367)

BRADESCO SECURITIES, INC.
(A Wholly Owned Subsidiary of Banco Bradesco S.A.)

Notes to Statement of Financial Condition

December 31, 2003

A summary of current and deferred income tax provisions for the year ended December 31, 2003 is as follows:

Current:		
Federal	$	—
State and local		23,007
		23,007
Deferred:		
Federal		(30,254)
State and local		66,621
		36,367
	$	59,374